UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                  Oneida Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682505102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ben Taksel
                 Xerion Capital Partners LLC, 450 Park Avenue, 27th Floor
                            New York, New York 10022
                                (212) 940-9843
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 2, 2006
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           Xerion Partners II Master Fund Limited

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           Bermuda

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                1,500,000
              -----------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              ------------------------------------------------------------------
             10. Shared Dispositive Power
                           1,500,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,500,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           3.2%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           CO

--------------------------------------------------------------------------------

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           Xerion Capital Partners LLC

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           Delaware

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                1,500,000
              ------------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              ------------------------------------------------------------------
             10. Shared Dispositive Power
                           1,500,000

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,500,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           3.2%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           OO
--------------------------------------------------------------------------------

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           Daniel J. Arbess

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           Canada

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by -------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                3,000,000
              -----------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              -----------------------------------------------------------------
             10. Shared Dispositive Power
                           3,000,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           3,000,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           6.4%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           IN
--------------------------------------------------------------------------------

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           Xerion Partners I LLC

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           Delaware

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by      ------------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                1,500,000
              -----------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              -----------------------------------------------------------------
             10. Shared Dispositive Power
                           1,500,000

--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,500,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           3.2%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           OO
--------------------------------------------------------------------------------

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           Sunrise Partners Limited Partnership

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           Delaware

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by      -----------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                1,500,000
              ------------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              -----------------------------------------------------------------
             10. Shared Dispositive Power
                           1,500,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,500,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           3.2%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           PN
--------------------------------------------------------------------------------

CUSIP No. 682505102
--------------------------------------------------------------------------------
              1. Name of Reporting Person.
                           S. Donald Sussman
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a) [ ]
                               (b) [X]

--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)
                           OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                           United States of America

--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power
Beneficially               0
Owned by      -----------------------------------------------------------------
Each
Reporting     8. Shared Voting Power
Person With                1,500,000
              ------------------------------------------------------------------
              9. Sole Dispositive Power
                           0
              -----------------------------------------------------------------
             10. Shared Dispositive Power
                           1,500,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,500,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                           3.2%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 1 (the "Amendment") amends and restates the Schedule 13D filed with the Securities and Exchange Commission on April 13, 2006 (the "Schedule 13D") relating to shares of common stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 163-181 Kenwood Avenue, Oneida, New York, 13421-2899.

Item 2.  Identity and Background

     (a), (b), (c) and (f): This Amendment is being filed on behalf of Xerion Partners II Master Fund Limited, a Bermuda limited company ("XP-II"); Xerion Capital Partners LLC, a Delaware limited liability company ("XCP"); Daniel J. Arbess, a Canadian citizen ("Mr. Arbess"); Xerion Partners I LLC, a Delaware limited liability company ("XP-I"); Sunrise Partners Limited Partnership, a Delaware limited partnership ("Sunrise") and S. Donald Sussman, a United States citizen ("Mr. Sussman", and together with XP-II, XCP, Mr. Arbess, XP-I and Sunrise, the "Reporting Persons", and each, a "Reporting Person").

     XP-II is a limited company incorporated under the Companies Act of 1981 of Bermuda. XP-II is engaged in making investments in securities and other investment assets. The address of the principal office of XP-II is c/o BNY Alternative Investment Services, Ltd., 18 Church Street, Skandia House, Hamilton HM11, Bermuda. The following are the executive officers and directors of XP-II, their addresses and their principal occupations:

------------------------ ----------------------- ----------------------------
Name and Position        Principal Occupation    Principal Business Address
------------------------ ----------------------- ----------------------------
------------------------ ----------------------- ----------------------------
Roderick Forrest         Barrister & Attorney    Wakefield Quin
President/Director                               Chancery Hall
                                                 52 Reid Street
                                                 Hamilton HM 12
                                                 Bermuda
------------------------ ----------------------- ----------------------------
------------------------ ----------------------- ----------------------------
Nicholas Hoskins         Barrister & Attorney    Wakefield Quin
Vice-President/Director                          Chancery Hall
                                                 52 Reid Street
                                                 Hamilton HM 12
                                                 Bermuda
------------------------ ----------------------- ----------------------------

     Each of the above officers and directors of XP-II is a citizen of the United Kingdom.

     XCP is a Delaware limited liability company. The principal business of XCP is to act as the investment manager for XP-II and its affiliated private investment funds. The address of the principal office of XCP is 450 Park Avenue, 27th Floor, New York, NY 10022.

     Mr. Arbess is a Canadian citizen whose business address is 450 Park Avenue, 27th Floor, New York, NY 10022. Mr. Arbess' principal occupation is to act as the managing member of XCP and to act, through a wholly-owned entity, as the investment manager of XP-I.

     XP-I is a Delaware limited liability company. XP-I is engaged in making investments in securities and other investment assets. The address of the principal office of XP-I is Two American Lane, Greenwich, CT 06836-2571.

     Sunrise is a Delaware limited partnership. Sunrise is engaged in trading in securities and other aspects of the securities business and acts as the managing member of XP-I. The address of the principal office of Sunrise is Two American Lane, Greenwich, CT 06836-2571. Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership ("TAM"), with its principal office at 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802, is the general partner of Sunrise with investment authority. The principal business of TAM is to engage in the investment and investment advisory business.

     Mr. Sussman is a United States citizen whose business address is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802. Mr. Sussman's principal occupation is to engage in the investment and investment advisory business. Mr. Sussman is the indirect controlling person of TAM and, thus, Sunrise and XP-I.

     (d) & (e): During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any other persons described above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     XP-II  and  XP-I  expended   approximately   $229,933.63  and  $213,649.63,
respectively, of their own investment capital to acquire the 1,500,000 and 1,500,000 shares of Common Stock held by them, respectively.

     XP-II and XP-I effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction

     XP-II and XP-I are engaged in the investment business, and the purpose of the acquisition of the shares of Common Stock by XP-II and XP-I is for investment. XCP and Mr. Arbess, as the investment managers of XP-II and XP-I, will analyze the operations, capital structure, financial performance and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market participants, observers and analysts and with representatives of such companies (often at the invitation of management). From time to time, one or more of such Reporting Persons may hold discussions with third parties or with management of such companies or participate in committees of stakeholders in such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing the value of the investments of their managed entities. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Without limiting the foregoing, XCP may seek representation on the Official Committee of Equity Security Holders that Judge Allan J. Gropper directed the United States Trustee to appoint on May 4, 2006 in the Issuer's Chapter 11 cases (In re Oneida Ltd, et al., Ch. 11 Case No. 06-10489-alg (Bankr. S.D.N.Y.)) pursuant to Bankruptcy Code Section 1102(a)(1). XCP intends to seek to ensure fair treatment of the Issuer's minority shareholders and that the Issuer's estate value is maximized for the benefit of all stakeholders, not just existing creditors and the majority shareholders. XCP intends to continue to advocate for a fair opportunity to investigate whether the Issuer's pre-negotiated plan of reorganization with certain of its creditors reflects fair valuation and treatment of minority shareholders, and if not may present an alternative valuation case.

     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) and (b):

     As of the date hereof, XP-II is the direct beneficial owner of 1,500,000 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock (based on 46,631,924 shares of Common Stock outstanding as of December 7, 2005, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005). XP-II has shared voting and disposition power over the shares of Common Stock beneficially owned by it.

     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, XCP may be deemed to have indirect beneficial ownership of the 1,500,000 shares of Common Stock directly held by XP-II, representing approximately 3.2% of the outstanding shares of Common Stock. XCP has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.

     As of the date hereof, XP-I is the direct beneficial owner of 1,500,000 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock. XP-I has shared voting and disposition power over the shares of Common Stock beneficially owned by it.

     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Sunrise may be deemed to have indirect beneficial ownership of the 1,500,000 shares of Common Stock directly held by XP-I, representing approximately 3.2% of the outstanding shares of Common Stock. Sunrise has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.

     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Sussman may be deemed to have indirect beneficial ownership of the 1,500,000 shares of Common Stock directly held by XP-I, representing approximately 3.2% of the outstanding shares of Common Stock. Mr. Sussman has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.

     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Arbess may be deemed to have indirect beneficial ownership of the 3,000,000 shares of Common Stock directly held by XP-II and XP-I, representing approximately 6.4% of the outstanding shares of Common Stock. Mr. Arbess has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.

     To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer. Each of XP-II and XCP disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-I, Sunrise and Mr. Sussman. Each of XP-I, Sunrise and Mr. Sussman disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-II and XCP.

     (c): All of the shares of Common Stock were acquired by XP-II and XP-I in the open market. The identity of the person which effected the transaction, the trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by XP-II and XP-I in the Common Stock since the most recent filing on Schedule 13D are set forth on Schedule I-A hereto.

     (d): Not applicable.

     (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into an agreement with respect to the joint filing of the Schedule 13D, and any amendment or amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement was attached as Exhibit A to Schedule 13D.

     Except as  otherwise  set forth in this  Amendment,  none of the  Reporting
Persons or any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

     There was filed as Exhibit A to Schedule 13D a written agreement relating to the joint filing of the Schedule 13D and any amendment or amendments thereto, as required by Rule 13d-1(k)(1) under the Act.

     There is also filed herewith as Exhibit B to Schedule 13D a Power of Attorney granted by S. Donald Sussman in favor of Michael J. Berner and Douglas
W. Ambrose.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2006


XERION PARTNERS II MASTER FUND LIMITED



By:      /s/ Roderick Forrest
         --------------------
             Roderick Forrest
             President


XERION CAPITAL PARTNERS LLC



By:      /s/ Daniel J. Arbess
         --------------------
             Daniel J. Arbess
             Managing Member



/s/ Daniel J. Arbess
--------------------
    DANIEL J. ARBESS


XERION PARTNERS I LLC
By:  Sunrise Partners Limited Partnership, its Managing Member


     By:  /s/ Michael J. Berner
          ---------------------
              Michael J. Berner
              Vice President


SUNRISE PARTNERS LIMITED PARTNERSHIP


By:       /s/ Michael J. Berner
          ---------------------
              Michael J. Berner
              Vice President


S. DONALD SUSSMAN

By:       /s/ Michael J. Berner
          ---------------------
              Michael J. Berner
              Attorney-in-Fact

                                  SCHEDULE I-A

                     XERION PARTNERS II MASTER FUND LIMITED

--------------------- -------------------- ------------------------------
Date of Transactions    Number of Shares     Price Per Share (including
                        Purchased/(Sold)        commissions, if any)
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06                2,500                $0.2950
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06               (2,500)               $0.3200
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06               250,000               $0.3497
--------------------- -------------------- ------------------------------


                              XERION PARTNERS I LLC

--------------------- -------------------- ------------------------------
Date of Transactions    Number of Shares     Price Per Share (including
                        Purchased/(Sold)        commissions, if any)
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06                2,500                $0.2950
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06               (2,500)               $0.3200
--------------------- -------------------- ------------------------------
--------------------- -------------------- ------------------------------
      05/02/06               250,000               $0.3497
--------------------- -------------------- ------------------------------

                                    EXHIBIT B

                                POWER OF ATTORNEY

     The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

     The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

     This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.

/s/ S. Donald Sussman
---------------------
    S. Donald Sussman


                         ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

     On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

                                      /s/ Diane R. Erickson, Notary Public
                                      ------------------------------------
                (signature and office of individual taking acknowledgement)